UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayshore Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Las Olas Boulevard, Suite 2360
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Turner — 951-358-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd. 4th Floor	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Turner _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bayshore Partners, LLC _____ , as
of December 31 _____, 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



SANDRA WHITE-ROBERTS
Notary Public - State of Florida
Commission # GG 158050
My Comm. Expires Dec 2, 2021
Bonded through National Notary Assn.

Sandra White-Roberts
Notary Public

x _____
Signature

Managing Director
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2020

(Confidential per Rule 17a-5(e)(3))

BAYSHORE PARTNERS, LLC



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Directors and Members
Bayshore Partners, LLC
Fort Lauderdale, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the "Broker-Dealer") as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter - concentration of revenues

As discussed in Note 2 to the financial statements, during 2020, the Broker-Dealer generated approximately 91% of their advisory fee revenue from two customers. Our opinion is not modified with respect to this matter.

Emphasis of Matter - liquidity

As discussed in Note 7 to the financial statements, the entity suffered a loss from operations during the fiscal year end December 31, 2020. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 7. The Company may need assistance in order to meet its current and future obligations. As such the members of the Company, Farlie Turner & Co., have committed to provide financial support to the Company through an agreement dated March 30, 2021. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2021.

March 31, 2021

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	165,360
Prepaid expenses - related party		89,102
TOTAL ASSETS	$	254,462

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	54,951
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		199,511
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	254,462

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Advisory fees	$	4,641,439
Interest income		3
TOTAL REVENUES		4,641,442
EXPENSES:		
Guaranteed Payments		640,928
Payroll		4,075,430
Professional Fees		102,428
Regulatory		30,451
Other general and administrative expenses		82,995
TOTAL EXPENSES		4,932,232
NET LOSS	$	(290,790)

The accompanying notes are an integral part of these financial statements.

-4-

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBERS' EQUITY – JANUARY 1, 2020	$	239,301
NET LOSS		(290,790)
CAPITAL CONTRIBUTIONS		251,000
MEMBERS' EQUITY – DECEMBER 31, 2020	$	**199,511**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (290,790)
Adjustments to reconcile net loss to net Cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses - related party	115,191
Accounts payable and accrued expenses	7,434
Contract Liabilities	15,000
TOTAL ADJUSTMENTS	137,625
NET CASH USED IN OPERATING ACTIVITIES	(153,165)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	251,000
NET INCREASE IN CASH	97,835
CASH - BEGINNING OF YEAR	67,525
CASH - END OF YEAR	$ 165,360

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers highly liquid investments with maturities of three months or less from the date of acquisition to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Advisory fee income is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other advisory fees received from customers prior to recognizing revenue are reflected as contract liabilities and are recognized at a point in time the performance under the arrangement is completed or the contract is canceled.

Costs associated with fulfilling advisory assignments are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other costs are expensed as incurred. Reimbursable expenses are recognized within their respective expense category in the Statement of Income when the related revenue is recognized, or the assignment is otherwise concluded. Client reimbursements for such expenses are included in advisory fees income in the Statement of Income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2017.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with advisory services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. There was no bad debt expense related to accounts receivable for the year ended December 31, 2020. There was no Accounts Receivable as of December 31, 2020.

Concentration of Credit Risk

Advisory fee revenue from the Company's two largest customers accounted for approximately 91% of advisory fee income for the year ended December 31, 2020.

Allowance for Credit Loses

Financial Accounting Standards Board (FASB) Accounting Standards Codification ASC 326-20, Financial Instruments - Credit losses require the immediate recognition of management estimates of current expected credit losses and is effective for fiscal year's beginning after December 15, 2019. The company has adopted this accounting standard effective for the fiscal year ended December 31, 2020. The company has evaluated the impact of ASC 326-20 specifically as it relates to receivables from its clearing broker. The Company does not have a clearing broker nor does the company hold any client funds. Based on the companies evaluation, the company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position and results of operation.

Covid-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Covid-19 (continued)

has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the company expects this to remain the case.

Subsequent Events

The Company has evaluated subsequent events through March 31, 2020, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

3.   NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $110,409 which was $105,409 in excess of its required net capital of $5,000. At December 31, 2020, the ratio of "Aggregate Indebtedness" to "Net Capital" was .50 to 1.

4.   RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership ("related party") effective Feb 1, 2018. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2020, the Company paid $345,600 for reimbursement of overhead and salaries which is included within professional fees and other general and administrative expenses. As of December 31, 2020, the Company prepaid approximately $89,000 of service fees to the related party which are included as "prepaid expenses - related party" in the accompanying statement of financial condition.

5.   MEMBERS' CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each member's pro rata share of total capital.

6.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7.   LIQUIDITY

The Company reported a net loss of approximately $291,000 for the year ended December 31, 2020 and has a member's equity of approximately $200,000 as of December 31, 2020. Cash used by operating activities during the year ended amounted to approximately $153,000, and cash provided by financing activities amounted to approximately $251,000. Farlie Turner & Co., and its members have committed to provide financial support to the Company in order to meet its short and long-term obligations. However, there can be no assurance that the Company will be successful in achieving its objectives.

SUPPLEMENTAL SCHEDULES

BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND STATEMENT PURSUANT TO 17a-5(d)(2)(iii)
AS OF DECEMBER 31, 2020

December 31, 2020
Computation of Net Capital
Pursuant to Rule 15c3-1
Computation of Net Capital:

CREDITS		
Members' equity	$	199,511
DEBITS		
Prepaid expenses – related party		89,102
NET CAPITAL		110,409
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $54,951 OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	**105,409**
EXCESS NET CAPITAL @ 1000% (NET CAPITAL LESS 120% OF MINIMUM NET CAPITAL REQUIREMENTS)	$	**104,409**
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		54,951
TOTAL AGGREGATE INDEBTEDNESS	$	**54,951**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.50 to 1**

Statement pursuant to rule 17a-5(d)(2)(iii)
A reconciliation with the Company's computation of net capital as reported in the unaudited part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital they are in and the preceding computation.

See Report of Independent Registered Public Accounting firm.



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Directors and Members of
  Bayshore Partners, LLC
Fort Lauderdale, FL

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) American Broker-Dealer Company, LLC (the "Company") stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and (2) the Company is filing the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

BDO USA, LLP

March 31, 2021

BAYSHORE PARTNERS, LLC

<u>Bayshore Partners, LLC's Exemption Report</u>

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

<u>Signature</u>

<u>Managing Director</u>
Title

<u>March 31, 2021</u>
Date

401 East Las Olas Blvd., Suite 2360 · Fort Lauderdale, FL 33301 · P. 954.358.3800 · F. 954.358.3838

BAYSHORE PARTNERS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During 2020, the Company did not provide services to warrant the maintenance of a "Special Account for the Exclusive Benefit of customers."